2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 333-151440

United States Steel Corporation

Savings Fund Plan for Salaried Employees

(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 28, 2010

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2009	December 31, 2008
Assets		
Investments:		
Investments at fair value	$ 869,049	$ 731,018
Receivables:		
Investment sales	940	180
Other	146	50
Total assets	870,135	731,248
Liabilities		
Investment purchases	113	255
Total liabilities	113	255
Net assets available for benefits at fair value	870,022	730,993
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,219	10,934
Net assets available for benefits	$ 874,241	$ 741,927

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2009	Year Ended December 31, 2008
Additions		
Earnings/(loss) on investments:		
Interest	$ 7,735	$ 14,228
Dividends	8,129	12,941
Net appreciation/(depreciation) in fair value of investments	129,748	(369,831)
	145,612	(342,662)
Contributions:		
Received from:		
Employers	10,596	31,235
Participants (including rollovers)	92,919	45,589
Total additions	249,127	(265,838)
Deductions		
Benefit payments directly to participants or beneficiaries	116,756	99,262
Administrative expenses	130	154
Total deductions	116,886	99,416
Net additions/(deductions)	132,241	(365,254)
Net transfers to the plan *(see Note 4)*	73	664
Net assets available for benefits:		
Beginning of year	741,927	1,106,517
End of year	$ 874,241	$ 741,927

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

1. ***Plan description*** – The following description provides general information regarding the United States Steel Corporation Savings Fund Plan for Salaried Employees (the Plan), a defined contribution plan which covers substantially all domestic non-union salaried employees of United States Steel Corporation (the Company) and designated Employing Companies, excluding employees with less than one full month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

   a. ***Contributions -*** Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2009	2008
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 16,500	$ 15,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$ 5,500	$ 5,000
Maximum covered compensation[IRC 401(a)(17)]	$ 245,000	$ 230,000
Highly Compensated Employee Definition	$ 110,000	$ 105,000

Depending upon length of service of the eligible employee, savings on the first five to six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only on pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among nineteen investment options (as of December 31, 2009), which are listed in Note 11 (also, see Notes 3 and 9). All investments are participant directed. Effective January 1, 2009, due to adverse business conditions, matching company contributions to the Plan were suspended. Matching company contributions to the Plan were reinstated effective June 1, 2010, up to six percent of base salary.

Marathon Oil Corporation common stock held in the Marathon Stock Fund remains as an option in the Plan but is closed to new investments. Participants are prohibited from purchasing additional shares of the Marathon Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the Marathon Stock Fund. Dividends from such shares continue to be reinvested in additional Marathon Stock Fund shares.

Separate investment elections cannot be made with respect to pre-tax savings, after-tax savings, and catch-up contributions in the Plan. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Eligible employees under the Plan also participate in a non-contributory defined contribution Retirement Account maintained under the Plan if they are not accruing continuous service for benefit accrual purposes under the United States Steel defined benefit pension plan. With respect to the defined contribution Retirement Account component, the Company makes contributions, depending on age and base salary, to the employee's account on a monthly basis. Percentages are based upon the age of the participant as of the first day of the month and eligible salary at the time of the contribution, as noted below:

Age	Percentage of Monthly Base Salary
Less than 35	4.75%
35 to less than 40	6.00%
40 to less than 45	7.25%
45 and above	8.50%

Participants become fully vested in the value of the Retirement Account after attaining three years of continuous service.

b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting, except that vested company contributions and a participant's matched after-tax savings cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who, on the effective date of termination, had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($526,360 in 2009 and $787,972 in 2008), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2009 and 2008, company contributions were reduced by $787,972 and $446,707, respectively, from forfeited nonvested accounts.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees for three investment options. Fidelity Diversified International Fund charges a fee equal to 1% of the value sold when selling shares after holding them less than 30 days. Fidelity Real Estate Investment Portfolio charges a fee equal to 0.75% of the value sold when selling shares after holding them less than 90 days. T. Rowe Price Emerging Markets Stock Fund charges a fee equal to 2% of the value sold when selling shares after holding them less than 90 days. In addition, effective December 6, 2004, Fidelity implemented an excessive trading policy in the mutual funds it offers under the Plan that also applied to certain non-Fidelity funds at the request of the applicable fund manager.

   All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of an active employee's immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2009 and 2008 totaled $63.9 million and $9.1 million, respectively. The increase was primarily due to pension rollovers totaling $62.5 million in 2009.

e. ***Participant loans*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.5 percent throughout 2009 and 2008). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation.

f. ***Investment options*** – The Plan offers the following nineteen active investment options:

   Federated U.S. Treasury Cash Reserves – A money market mutual fund that seeks to provide income, consistent with preservation of capital and liquidity. The fund invests only in a portfolio of short-term U.S. Treasury securities that pay interest exempt from state personal income tax.

   Managed Income Portfolio II – Class 3 – A portfolio that seeks to preserve the principal investment while earning interest income. The portfolio invests primarily in fixed income securities, which may include, bur are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and bond funds.

   Fidelity Freedom Income Fund – A fund that seeks to provide high current income and some capital appreciation for those already in retirement. The fund invests approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.

Fidelity U.S. Bond Index Fund - An income mutual fund that seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital Aggregate Bond Index. The fund normally invests at least 80% of its assets in bonds included in the Barclays Capital Aggregate Bond Index.

Fidelity Contrafund – A growth mutual fund that seeks to provide capital appreciation. The fund primarily invests in common stocks. The fund may invest in securities of domestic and foreign issuers whose value the fund's manager believes is not fully recognized by the public.

Vanguard Windsor II - A large value fund that seeks to provide long-term capital appreciation and income. The fund invests mainly in medium-size and large companies whose stocks are considered by the fund's advisors to be undervalued.

Legg Mason Value Trust - The Value Trust is managed by Legg Mason Funds Management, Inc. The fund invests primarily in large-cap equity securities issued by companies that the advisor believes to be undervalued in relation to long-term earnings power or asset value.

Spartan U.S. Equity Index Fund - Advantage Class - An index mutual fund that seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500 Index.

MAS Funds Mid Cap Growth - The Mid Cap Growth Portfolio is managed by Morgan Stanley Investments LP, a division of Morgan Stanley Dean Witter Investment Management. The fund invests primarily in equity securities of medium-sized U.S. companies (market capitalization between $500 million and $6 billion) that appear to have superior long-term earnings growth potential.

Vanguard Explorer - A small growth fund that seeks to provide long-term capital appreciation. The fund invests in a diversified group of small-company stocks with prospects for above-average growth.

Fidelity Diversified International - A growth fund that invests internationally and seeks to provide capital growth. This fund normally invests primarily in foreign securities.

T. Rowe Price Emerging Markets Stock Fund - The Emerging Markets Stock Fund is managed by T. Rowe Price. The fund invests in established non-U.S. companies to achieve superior long term total returns. The fund's share price will fluctuate with changes in the market's economic and foreign currency exchange conditions. Dividends are reinvested into additional shares. The fund provides diversification when used together with U.S. stock investments, but can also introduce currency fluctuation and political risk.

Fidelity Real Estate Investment Portfolio - A growth and income mutual fund that seeks to provide above-average income and long-term capital growth. The fund normally invests 80% of its assets in domestic and foreign equity securities of companies principally engaged in the real estate industry.

Fidelity Freedom 2010 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2010. The fund invests approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds, and 10% in Fidelity money market mutual funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2020. The fund invests approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2030. The fund invests approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2040. The fund invests approximately 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

Fidelity Freedom 2050 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2050. The fund primarily invests approximately 70% in domestic equity funds, 20% in international equity funds and 10% in high yield fixed income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

United States Steel Corporation Stock Fund - Fidelity Investments acts as custodian, purchasing and selling agent. Dividends are reinvested into additional shares. Returns depend on the performance of United States Steel Corporation Common Stock. The Plan was amended February 2, 2004 to provide that investments held in this fund will be recorded in shares rather than units.

2. ***Accounting policies***:

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

As described in Accounting Standards Codification (ASC) Topic 962-325, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC Topic 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – The Plan's investments are stated at fair value as defined by ASC Topic 820 (see Note 13).

d. ***Net Appreciation/(Depreciation)*** – The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – Fidelity Management Trust Company (the Trustee) shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from the Company and designated Employing Companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' accounts in either 2009 or 2008.

g. ***Payment of benefits*** – Benefits are recorded when paid.

h. ***Subsequent Events*** – The plan has evaluated subsequent events through the date on which the financial statements are issued.

3. ***Plan amendments*** – Effective December 22, 2009, the Plan was amended to comply with provisions of the Pension Protection Act of 2006 relating to rollovers to Roth IRAs and the treatment of the gap period for corrective distributions.

The Plan was amended (effective for limitation years beginning on or after July 1, 2007) to adopt amendments required by the final tax regulations under Internal Revenue Code (IRC) Section 415.

Effective July 10, 2009, the Plan was amended to add two new investment options – Federated U.S. Treasury Cash Reserves – Institutional Class (including limits on transfers into this fund) and Fidelity Contrafund. The Fidelity Growth and Income Portfolio was closed to new investments and exchanges as of the close of business on the same date.

Effective July 1, 2009, provisions relating to temporary salary reductions were adopted.

Effective February 25, 2009, the Plan was amended to include provisions relating to the 2009 Voluntary Early Retirement Program (2009 VERP). Similar amendments were made effective April 28, 2010 relating to the 2009 Transtar VERP, and effective September 28, 2009 relating to the 2009 Pension Fund VERP.

Effective February 1, 2009, the Plan was amended to reflect the sale of a portion of Elgin, Joliet & Eastern Railway Company to Grand Trunk Corporation, a wholly-owned subsidiary of Canadian National Railway Company (CN). The Plan will recognize continuous service with CN for the purpose of vesting of company contributions and vesting of the Retirement Account.

Effective January 21, 2009, language relating to short-term redemption fees and the excessive trading policy was amended.

Effective January 1, 2009, the Plan was amended to temporarily cease company matching contributions.

Effective May 1, 2008, the Plan adopted automatic enrollment at a contribution percentage of 3% per pay period, unless an affirmative election not to contribute to the Plan or to contribute at a different percentage is made. On the anniversary of such date, the 3% Pre-Tax contribution percentage will automatically increase each year by 1% until the contribution percentage reaches 6%. In addition, the Plan specified the default pre-tax savings investment option applicable to participants subject to automatic enrollment as the Fidelity Freedom Fund closest to the year in which the participant will attain age 65 (based on the participant's date of birth).

Effective for distributions approved on or after March 1, 2008, the Plan was amended to include the Catch-Up Contributions Account as an eligible funding source for hardship withdrawals.

Effective January 2, 2008, the Plan document was restated to incorporate previously approved amendments and minor technical and administrative changes.

Effective January 2, 2008, the name of the Morgan Stanley Institutional Mid Cap Growth Portfolio – Institutional Class investment option was changed to Morgan Stanley Institutional Mid Cap Growth Portfolio – Class I.

4. ***Transfers to the plan*** – Net transfers to the plan total $0.1 million in 2009 and $0.7 million in 2008, related to voluntary direct plan transfers from the USS 401(k) Plan for USWA-Represented Employees for employees who transferred from union positions to eligible non-represented positions.

5. ***Employer-related investments*** – Purchases and sales of Company common stock in accordance with provisions of the Plan are permitted under ERISA.

6. ***Tax status*** – The Internal Revenue Service (IRS) has determined and informed the Plan Administrator and Trustee by letter dated June 13, 2003 that the Plan and related trust (as of February 26, 2002) are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter. The Plan filed for a determination letter on January 31, 2008. Receipt of the determination letter from the Internal Revenue Service (IRS) is pending. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. ***Plan termination*** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9. ***Investment contracts*** – Through June 30, 2004, certain deposits to the Group Interest Fund (GIF) were invested with one or more insurance companies and/or financial institutions on a competitive bid basis pursuant to contracts by which each company or institution agrees to pay a fixed rate of interest over the term of the contract. The insurance companies maintain the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Funds from maturing contracts are invested in the Fidelity Managed Income Portfolio II, Class 3 (MIP II). As of July 2009, all guaranteed investment contracts had matured and the proceeds were invested in the MIP II. At December 31, 2008, the Plan held at contract value guaranteed investment contracts in the GIF of $71.5 million (and other net assets at fair value, including the MIP II funds, of $272.1 million).

As described in Note 2a, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan by the insurance companies, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

The Company is not aware of any events that would limit the Plan's ability to transact at contract value with the issuer. In addition, the guaranteed investment contracts do not permit the insurance company to terminate the agreement prior to the scheduled maturity date as long as the Plan does not breach any material obligation, representation or certification which would materially affect the insurance company's risk.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Average yields on GIF:

	2009	2008
Based on actual earnings	2.09%	3.91%
Based on interest rate credited to participants	1.64%	3.51%

MIP II calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of 5 wrap contracts, which calls for the application of ASC 962-325 for valuation purposes. See Note 13 for detail of investment valuation method of a common collective trust, the classification applicable to MIP II.

10. ***Related Party Transactions*** – Certain investments of the Plan are common trusts managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 5). Dividends received for 2009 and 2008 were $0.7 million and $1.3 million, respectively. Purchases and sales for 2009 were $40.1 million and $43.3 million, respectively, and purchases and sales for 2008 were $164.4 million and $122.7 million, respectively.

11. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2009 and 2008 (dollars in thousands):

	December 31, 2009		December 31, 2008	
	$	Shares	$	Shares
Fidelity Managed Income Portfolio II (at contract value) (included in Group Interest Fund Investment Option)	339,170	339,169,942	272,086	272,086,228
United States Steel Corporation Common Stock Fund	85,410	1,549,508	55,384	1,488,820
Spartan U.S. Equity Index Fund	75,595	1,917,201	66,344	2,079,738
T. Rowe Price Emerging Markets Stock Fund	50,290	1,671,319	*	*
Morgan Stanley Institutional Mid-Cap Growth Portfolio - Class I Fund	49,512	1,757,611	*	*
Fidelity US Bond Index Fund	44,893	4,058,999	38,908	3,605,930

* Does not represent > 5% for the year referenced

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (dollars in thousands as determined by quoted market price):

Investment Option Accounts	Year Ended December 31, 2009	2008
United States Steel Corporation Common Stock Fund	$ 33,142	$ (98,448)
T. Rowe Price Emerging Markets Stock Fund	21,580	(45,064)
Morgan Stanley Institutional Mid-Cap Growth Portfolio - Class I Fund	18,166	(28,620)
Spartan U.S. Equity Index Fund	14,700	(41,994)
Fidelity Diversified International Fund	8,703	(26,990)
Legg Mason Value Trust	5,333	(18,138)
Fidelity Growth & Income Fund	5,246	(29,003)
Marathon Stock Fund	4,872	(44,829)
Vanguard Windsor II Fund - Admiral Class	3,567	(10,068)
Vanguard Explorer Fund - Admiral Class	2,906	(5,276)
Fidelity Real Estate Investment Fund	2,645	(5,779)
Fidelity Freedom 2020 Fund	2,054	(4,360)
Fidelity Freedom 2010 Fund	1,672	(4,222)
Fidelity Freedom 2030 Fund	1,660	(3,339)
Fidelity Freedom 2040 Fund	1,015	(1,839)
Fidelity U.S. Bond Index Fund	912	(323)
Fidelity Freedom Income Fund	552	(768)
Fidelity Contrafund	516	-
Fidelity Freedom 2050 Fund	507	(771)
Total Appreciation/(Depreciation)	$ 129,748	$ (369,831)

12. ***Reconciliation of Financial Statements to 5500*** – The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and December 31, 2008 to Form 5500 (dollars in thousands):

	2009	2008
Net assets available for benefits per the financial statements	$ 874,241	$ 741,927
Less: Amounts allocated to deemed distributions or benefit payments	888	705
Net assets available for benefits per the Form 5500	$ 873,353	$ 741,222

The following is a reconciliation of benefits and distributions paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500 (dollars in thousands):

Benefits payments directly to participants or beneficiaries per the financial statements	$ 116,756
Add: Amounts allocated to deemed distributions at 12/31/09	888
Less: Amounts allocated to benefit payments at 12/31/08	705
Benefits and distributions paid to participants per Form 5500	$ 116,939

Amounts allocated to participants with loans in default are recorded on the Form 5500 as benefits deemed distributed under the Internal Revenue Code but not for financial statement purposes at December 31, 2009, and amounts allocated to participants are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31, 2008, but not paid as of that date.

13. ***Fair Value Measurement*** – Effective January 1, 2008, the Plan adopted ASC Topic 820, Fair Value Measurements and Disclosures. There was no material impact to the Plan's financial statements upon adoption of ASC Topic 820. ASC topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan's investments, and requires additional disclosure about fair value. The hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Plan's own assumptions in determining the fair value of investments)

The Plan's assets are classified as follows:

Level 1	**Level 2**	**Level 3**
Interest-bearing cash	Common Collective Trusts	Loans to participants
Common stock		Guaranteed investment contracts
Mutual Funds		

An instrument's level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. Common Collective Trusts are valued at net asset value based on the market value of the underlying investments as priced by an external source. Loans to participants are valued at their outstanding balances, which approximates fair value. Guaranteed investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 9).

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008

The following is a summary of the Plan's assets carried at fair value:

	Investments at Fair Value at December 31, 2009 (in thousands)			
	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest-bearing cash	$ 1,036	$ 1,036	$ -	$ -
Common stock	123,522	123,522		
Mutual Funds:				
Life cycle funds	43,504	43,504		
Index fund	44,893	44,893		
Large value fund	18,743	18,743		
Large blend funds	122,753	122,753		
Large growth fund	5,658	5,658		
Mid growth fund	49,512	49,512		
Small growth fund	10,948	10,948		
International fund	38,643	38,643		
Emerging markets fund	50,290	50,290		
Specialty fund	12,530	12,530		
Total Mutual Funds	397,474	397,474	-	-
Common Collective Trusts	334,951		334,951	-
Loans to participants	12,066			12,066
Investments at fair value	$869,049	$522,032	$334,951	$12,066

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009:

(in thousands)	Loans to participants
Balance as of 12/31/08	$13,403
Accrued Interest	13
Purchases, sales, issuances and settlements, net	(1,350)
Balance as of 12/31/09	$12,066

Investments at Fair Value at December 31, 2008
(in thousands)

	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$90,484	$90,484	$ -	$ -
Mutual Funds	294,502	294,502	-	-
Common Collective Trusts	261,230		261,230	-
Loans to participants	13,403			13,403
Guaranteed investment contracts	71,399	-		71,399
Investments at fair value	$731,018	$384,986	$261,230	$84,802

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

(in thousands)	Loans to participants	Guaranteed investment contracts
Balance as of 12/31/07	$13,826	$146,233
Accrued Interest	4	3,484
Purchases, sales, issuances and settlements, net	(427)	(78,318)
Balance as of 12/31/08	$13,403	$71,399

14. ***Recent Accounting Pronouncements*** – On September 15, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) became the single source of authoritative generally accepted accounting principles in the United States of America. The codification changed the referencing of financial standards but did not change or alter existing US GAAP. The Codification became effective for the Plan in 2009.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements," which changes certain disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of level 1 and level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. In addition, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (level 3), separate information about purchases, sales, issuances, and settlements (that is, on an individual basis rather than as one net number). The Plan will adopt the guidance for additional disclosure requirements in 2010, except for the more detailed presentation of the level 3 roll forward information, which the Plan will adopt in 2011. The adoption of this guidance did not have a material impact on the Plan's financial statements.

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly which is located in ASC 820-10-65. ASC 820-10-65 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the ASC 820 objective of fair value measurement to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. ASC 820-10-65 is effective for fiscal years ending after June 15, 2009. The adoption of this guidance did not have a material effect on the Plan's financial statements.

In May 2009, the FASB issued new guidance on disclosure in the financial statements to reflect the effects of subsequent events that provide additional information on conditions about the financial statements as of the Statements of Assets Available for Benefits date (recognized subsequent events) and disclosure of subsequent events that provide additional information about conditions after the Statements of Assets Available for Benefits date, if the financial statements would otherwise be misleading (unrecognized subsequent events). The Plan adopted the accounting standard as of December 31, 2009. Events or transactions occurring after period end through the date that the financial statements were issued, have been evaluated in the preparation of the financial statements.

In 2009, the FASB issued new guidance which provides amendments to fair value measurements and disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share which is located in ASC Topic 820-10. The update permits as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the NAV per share of the investment if the NAV is calculated in a manner consistent with the measurement principles of Topic 946 "Financial Services - Investment Companies". The update requires disclosure by major category of investment about the attributes of investments, such as the nature of the restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not have material effect on the Plan's financial statements.

SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Interest-bearing Cash			
*	Federated U.S. Treasury Cash Reserves - Institutional Class	1,035,761	1,035,761	1,035,761
	Total		1,035,761	1,035,761

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Corporate Stocks: Common			
	Marathon Oil Corporation	1,220,726	14,330,237	38,111,068
	Marathon Oil Corporation - Stock Purchase Account		-	1,127
	Total		14,330,237	38,112,195

All investments are participant directed.

SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issuer/Fund Name	(c) Description	(d) Cost	(e) Current Value
	Loans to Participants: Other			
	Loan Accounts	Maturity 0-5 years; Interest Rate 4.5 to 9.25%; Maturity Value 12,065,795	11,176,955	11,176,955
	Total		11,176,955	11,176,955

All investments are participant directed.

SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Value of Interest in Common/Collective Trusts			
*	Fidelity Managed Income Portfolio II - Class 3	339,169,942	339,169,942	339,169,942
	Total		339,169,942	339,169,942

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issuer/Fund Name	(c) Shares/Face	(d) Cost	(e) Current Value
	Value of Interest in Registered Investment Companies			
*	Fidelity Diversified Intl Fund	1,380,106	43,009,560	38,642,969
*	Fidelity Freedom 2010	809,221	11,043,256	10,123,352
*	Fidelity Freedom 2020	907,918	12,239,592	11,394,371
*	Fidelity Freedom 2030	684,612	9,175,751	8,482,340
*	Fidelity Freedom 2040	732,559	5,531,974	5,245,120
*	Fidelity Freedom 2050	318,237	2,696,353	2,657,286
*	Fidelity Freedom Income	521,570	5,613,947	5,601,662
*	Fidelity Growth & Income	1,747,924	52,390,153	28,071,659
*	Fidelity Real Estate Investment Fund	621,545	15,565,475	12,530,349
*	Fidelity US Bond Index	4,058,999	44,318,583	44,892,531
*	Fidelity Contrafund	97,075	5,204,943	5,657,525
	Spartan US Equity Index Fund - Fidelity Advantage Class	1,917,201	84,172,347	75,595,252
	Legg Mason Value Trust	451,320	25,388,043	19,086,309
	MAS Funds Mid Cap Growth	1,757,611	40,715,365	49,511,901
	T. Rowe Price Emerging Markets Stock Fund	1,671,319	43,134,315	50,289,982
	Vanguard Explorer Fund - Admiral Class	205,410	12,632,191	10,948,374
	Vanguard Windsor II Fund - Admiral Class	445,953	23,794,073	18,743,396
	Total		436,625,921	397,474,378

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Employer-Related Investments: Employer Securities			
*	United States Steel Corporation	1,549,508	84,672,443	85,408,908
	United States Steel Corporation - Stock Purchase Account		-	1,056
	Total		84,672,443	85,409,964
	Total Investments		887,011,259	872,379,195

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 28, 2010.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: /s/ Roberta J. Cox
Roberta J. Cox,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151440) of United States Steel Corporation of our report dated June 28, 2010 relating to the financial statements of the United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 28, 2010